FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
under the
Securities Exchange Act of 1934

For the month of June 2012

000-29880
(Commission File Number)

Virginia Mines Inc.
(Translation of registrant's name into English)

200-116 St-Pierre,
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

TABLE OF CONTENT Signatures Press Release

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: June 27, 2012

Table of Contents

Press release June 27, 2012
VIRGINIA MINES ANNOUNCES A STRATEGIC ALLIANCE WITH KGHM INTERNATIONAL LTD.

Virginia Mines (“Virginia”) (TSX:VGQ) is pleased to announce the signing of a strategic alliance with

KGHM International Ltd. (WSE:KGH) (“KGHM”) (formerly Quadra FNX Mining Ltd.). Both companies will jointly carry out geological reconnaissance, sampling and exploration work on a territory covering a surface area of more than 24,510 square kilometers in Northern Quebec.

Through this alliance (the Bienville Alliance) Virginia and KGHM will look for nickel and copper mineralization associated with different geological contexts. Work will be done on a 50-50 basis with Virginia being the operator. The first phase of reconnaissance work will benefit from a total budget of $140,000.

About KGHM International Ltd.

KGHM International Ltd. is a fully owned subsidiary of KGHM Polska Miedź S.A. (WSE:KGH), focused on growth in copper and other metals. We operate mines in Canada, the USA and Chile and are currently constructing the Sierra Gorda copper-molybdenum project in Chile and actively progressing the Victoria project, our newest discovery in Sudbury, Ontario, Canada. KGHM International produces copper, nickel and precious metals from its operating mines: Robinson in Nevada, Carlota in Arizona, Franke in northern Chile, and Levack, which includes the Morrison Deposit, Podolsky and McCreedy West in Sudbury, Ontario. The Company has two key development projects: the Sierra Gorda project, a copper-molybdenum project in Chile, and the Victoria project, a polymetallic project in Sudbury, Ontario. KGHM International Ltd. employs approximately 2,500 people in North and South America.

About Virginia

(VGQ: TSX) Virginia conducts its exploration activities over the vast, unexplored territories of Northern Quebec in order to create value for its shareholders while protecting the quality of life for both present and future generations. With a working capital position of $44.8 million as at February 29, 2012, Virginia is among the most active mining exploration companies in Québec.

FOR MORE INFORMATION, PLEASE CONTACT: André Gaumond, President, or Paul Archer, V-P Exploration.
200-116 St-Pierre	info@minesvirginia.com	Tel. 800-476-1853
Quebec, QC G1K 4A7	www.minesvirginia.com	Tel. 418-694-9832
Canada		Fax. 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.